



U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA



Paris, February 10, 2005

File n° 82 – 3668
Valeo A.D.R.'s



Dear Sirs,

Please find enclosed our latest release dated February 10, 2005, concerning the impact of the transition to IFRS on opening equity.

Yours faithfully,

Rémy Dumoulin
Investor Relations Director

Encl. 1

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

VALEO - Siège Social : 43, rue Bayen - 75848 Paris Cedex 17 - France - Tel. +33 (0)1 40 55 20 20 - Fax +33 (0)1 40 55 21 71
Société Anonyme au capital de 246 401 184 Euros - 552 030 967 RCS Paris
www.valeo.com



Communiqué de presse
Press release

05.03

Impact of the transition to IFRS on opening equity

Paris, France, 10 February 2005 – Following a meeting of its Board of Directors, Valeo presents its IFRS opening stockholders' equity at 1 January 2004 - the date of the transition to the new standards. This has been validated by the Statutory Auditors and the Audit Committee.

In accordance with the IFRS first-time adoption guidelines, the adjustments resulting from IFRS application at 1 January 2004 have been recorded in stockholders' equity.

The table below summarizes the impact of IFRS on the opening stockholders equity at 1 January 2004.

Stockholders' equity including minority interests (in millions of euros)	1 January 2004
Under French GAAP	**2,112***
Pensions and other employee benefits	-245
Development expenses	148
Specific tooling	-53
Other adjustments***	-112
Total impact of IFRS restatements	**-262**
Under IFRS	**1,850****

** of which 132 million euros in minority interests*
*** of which 97 million euros in minority interests*
**** individual impact less than 50 million euros*

In total, the application of the new standards has a negative impact of 262 million euros in the stockholders' equity including minority interests (of which 227 million euros excluding minority interests).

The most significant impact comes from:

1. Pensions and other employee benefits: full recognition (in accordance with IFRS first-time adoption guidelines) of actuarial gains and losses unrecognized at 31 December 2003 under French GAAP, changes in the method of calculation of certain obligations and the redefinition of some actuarial assumptions in accordance with IAS 19;
2. Capitalization of some development costs in accordance with IAS 38,
3. Redefinition of the accounting treatment for tooling.

These effects are detailed in the section of the 2004 Management Report dedicated to the transition to IFRS standards.



The consolidated 2004 financial statements (income statement, balance sheet, cash flow statement and a statement of changes in stockholders' equity) restated under IFRS will be published on 19 April 2005, at the same time as the first quarter 2005 results. For each of the main items of the financial statements Valeo will provide a French GAAP/IFRS reconciliation accompanied by explanatory notes. The impact (on the Group's stockholders' equity and net debt) of IAS 32 and 39 relating to financial instruments and applicable from 1 January 2005 will also be presented.

The interim figures at 31 March and 30 September 2005 as well as financial statements at 30 June 2005 will also be published using IFRS, with comparative information restated according to the same principles as those used in 2005 (except for IAS 32 and 39).

Valeo is an independent industrial group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers. The Group has 129 plants, 65 R&D centers, 9 distribution platforms and employs 67,300 people in 26 countries worldwide.

For further information please contact:

Kate Philipps, Group Communications Director,
Kate.philipps@valeo.com
Tel.:+ 33.1.40.55.20.65

Rémy Dumoulin, Financial Relations Director,
Remy.dumoulin@valeo.com
Tel.: +33.1.40.55.29.30



U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

Paris, February 10, 2005

File n° 82 – 3668
Valeo A.D.R.'s

Dear Sirs,

Please find enclosed our latest release dated February 10, 2005, concerning Valeo's 2004 Full Year Results

Yours faithfully,

Rémy Dumoulin
Investor Relations Director

Encl. 1

VALEO - Siège Social : 43, rue Bayen - 75848 Paris Cedex 17 - France - Tel. +33 (0)1 40 55 20 20 - Fax +33 (0)1 40 55 21 71
Société Anonyme au capital de 246 401 184 Euros - 552 030 967 RCS Paris
www.valeo.com



Communiqué de presse
Press release

05.02

2004 Results

Paris, France, 10 February 2005 – Following a meeting of the Board of Directors, Valeo announced its audited results for 2004.

In millions of euros	First nine months 2004*	4th Quarter 2004*	2004	2003	Change
Sales	7,107	2,332	9,439	9,234	+2.2%
Gross Margin	1,259	409	1,668	1,653	+0.9%
% sales	17.7%	17.5%	17.7%	*17.9%*	-0.2pt
Operating income	341	117	458	465	-1.5%
% sales	4.8%	5.0%	4.9%	*5.0%*	-0.1pt
Net income from consolidated companies	218	46	264	280	-5.7%
% sales	3.1%	2.0%	2.8%	*3.0%*	-0.2pt
Net Income	134	16	150	181	-17.1%
% sales	1.9%	0.7%	1.6%	*2.0%*	-0.4pt

**unaudited quarterly figures*

Sales Evolution

Consolidated **sales** rose by 2.2% compared with 2003 to 9,439 million euros. Changes in the reporting entity had a positive impact of 4.5% while exchange rate variations led to a 1.9% fall in sales in euros. At constant reporting entity and exchange rates, sales were almost unchanged. In Europe, Valeo sales increased slightly while automobile production increased by 3%. Valeo sales in North America fell by 9% in local currency and at constant reporting entity while automobile production fell by 1%. In Asia, Valeo's comparable sales were up 3% while the number of vehicles produced in the region increased by 8%. Finally, in South America, Valeo sales increased by 25% at constant reporting entity and exchange rates, in line with local automobile production.

Original equipment sales totalled 7,775 millions euros (82% of the year's total sales, as in 2003) and sales to the aftermarket totalled 1,664 million euros. At constant reporting entity and exchange rates, aftermarket sales were stable year-on-year.



Highlights

During 2004 Valeo continued to reinforce its presence in Asia. In particular:

- 2004 was the first full year of the integration of Zexel Valeo Climate Control following the increase of Valeo's shareholding to 50% in the company in December 2003
- In January 2004, Valeo increased its participation in Shanghai Valeo Automotive Electrical Systems from 30% to 50%
- Valeo also acquired an additional 5% interest in Valeo Shanghai Automotive Electric Motors, increasing its total stake to 55%
- The Group increased its stake in Ichikoh to 22.6%
- Finally Valeo created a joint venture with Furukawa Electric which will have offices in Japan, China and North America

In addition, Valeo increased its stake in Valeo Raytheon Systems Inc. from 58.1% to 66.6%. This joint venture won a first order for its blind spot detection system from an American customer.

The Group purchased the remaining shares in Valeo Climatisation in October 2004, taking its shareholding from 93% to 100%.

Valeo continued to take actions to improve its competitiveness. The Group now has 129 sites and 48% of its direct labor is based in low cost countries.

The year was marked by the launch of production of numerous Valeo innovations, in particular the LaneVue™ lane departure warning system which is installed on the Nissan Infiniti and the Citroën C4, and the Start-Stop starter alternator which equips as a world first the Citroen C3.

Results

In millions of euros	2004	2003
Operating income	458	465
Financial result	(31)	(41)
Other income and expenses (net)	(148)	(89)
Taxes	(15)	(55)
Equity in net earnings of associated companies	7	9
Amortization of goodwill	(90)	(90)
Minority interests	(31)	(18)
Net income	150	181



From the second quarter, Valeo faced a significant increase in raw material prices and strong supply pressure, in particular for steel.

Management efforts enabled Valeo to limit the drop in the **gross margin** to 0.2 point to 17.7% of sales, despite an estimated negative impact of raw material prices of 0.5 point.

The Group's **operating margin** was 4.9% of sales, down by 0.1 point compared to the previous year. Selling and administrative expenses fell by 0.2 point, more than offsetting an increase of 0.1 point in research and development expenses.

Restructuring actions led to an increase in "**other income and expenses (net)**".

Tax expenses were reduced due to the second part of the tax reimbursement from the tax paid in 2001 on the capital gain from the sale of Valeo's stake in LuK.

The increase in **minority interests** in consolidated income reflects primarily the consolidation of Zexel Valeo Climate Control from 1 December 2003.

Net income for the year totalled 150 million euros, a drop of 17.1% compared with 2003.

Change in shareholders' equity

Valeo applied recommendation n° 2003-R.01 of the National Accounting Council (Conseil National de la Comptabilité, CNC) which as of 1 January 2004 treats provisions for pensions and other employee benefits according to the same rules as the international standard IAS19.
This first application of the CNC recommendation accounts for 244 million euros of the change in Valeo's shareholders' equity from 1,980 million euros at 31 December 2003 to 1,730 million euros at the end of the period. The capital increase reserved for the Group's employees accounts for 33 million euros of shareholders' equity at the end of the period.

Cash flow and debt levels

Cash from operating activities was 753 million euros, an increase of 31 million euros as compared with 2003. Free cash flow (operating cash less investment in property and intangibles) reached a record level of 296 million euros as compared with 262 million euros in 2003.

After the payment in particular of dividends, equalization tax and the purchase of minority interests in the climate control business, the consolidated net debt level was 500 million euros at the end of the period, 68 million euros less than at 31 December 2003. The debt-to-equity ratio remained the same as the previous year at 27%.



Outlook

The first part of the year should see a fall in automobile production in Europe and North America. In addition, raw material prices (steel, non ferrous metals and plastics) will remain high throughout the period.

The Group's goal is to achieve organic sales growth over the full year exceeding the reference automobile production levels.

Actions will be continued to boost the Group's competitiveness (in particular quality improvement, optimization of the industrial footprint and supplier rationalization).

Valeo will also pursue its strategy of enhancing its technology offering whilst respecting its financial equilibrium. The agreement signed on 10 January 2005 to purchase the Engine Electronics division of Johnson Controls Inc. for 330 million euros will considerably reinforce the Powertrain Efficiency Domain, whose systems contribute to cleaner, more economical vehicles and more efficient vehicles, and strengthen the Group's profitable growth potential.

Valeo is an independent industrial group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers. The Group has 129 plants, 65 R&D centers, 9 distribution platforms and employs 67,300 people in 26 countries worldwide.

For further information please contact:
Kate Philipps, Group Communications Director,
Kate.philipps@valeo.com
Tel.:+ 33.1.40.55.20.65

Rémy Dumoulin, Financial Relations Director,
Remy.dumoulin@valeo.com
Tel.: +33.1.40.55.29.30